UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 7, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Material Change Report, dated September 7, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	September 7, 2016	By:	/s/ “Tyler W. Robinson”

Tyler W. Robinson Vice President & Corporate Secretary

2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Item 2    Date of Material Change

September 5, 2016.

Item 3    News Release

Disseminated on September 6, 2016 via Marketwired.

Item 4    Summary of Material Change

Enbridge Inc. (“Enbridge”) and Spectra Energy Corp (“Spectra Energy”) have entered into a definitive merger agreement (the “Merger Agreement”) under which Enbridge and Spectra Energy will combine in a share-for-share merger transaction (the “Transaction”), which values Spectra Energy’s common shares at approximately C$37 billion (US$28 billion), based on the closing price of Enbridge’s common shares on September 2, 2016. The Transaction was unanimously approved by the Boards of Directors of both companies and is expected to close in the first quarter of 2017, subject to shareholder and certain regulatory approvals, and other customary conditions.

Item 5    Full Description of Material Change

Enbridge and Spectra Energy have entered into the Merger Agreement in respect of the Transaction, which values Spectra Energy’s common shares at approximately C$37 billion (US$28 billion), based on the closing price of Enbridge’s common shares on September 2, 2016. The Transaction was unanimously approved by the Boards of Directors of both companies and is expected to close in the first quarter of 2017, subject to shareholder and certain regulatory approvals, and other customary conditions.

Under the terms of the Transaction, Spectra Energy shareholders will receive 0.984 common shares of Enbridge for each common share of Spectra Energy they own. The consideration to be received by Spectra Energy shareholders is valued at US$40.33 per Spectra Energy common share, based on the closing price of Enbridge’s common shares on September 2, 2016, representing an approximate 11.5 percent premium to the closing price of Spectra Energy’s common shares on September 2, 2016. Upon completion of the Transaction, Enbridge shareholders are expected to own approximately 57 percent of the combined company and Spectra Energy shareholders are expected to own approximately 43 percent. The combined company will be called Enbridge Inc.

With an asset base that includes a diverse set of assets comprised of crude oil, liquids and natural gas pipelines, terminal and midstream operations, a regulated utility portfolio and renewable power generation, the combined company will be positioned to provide integrated services and first and last mile connectivity to key supply basins and demand markets. On a combined basis for the 12 months ended June 30, 2016, the company would have generated combined revenues in excess of C$40 billion (US$31 billion) and combined Earnings before Interest and Taxes (EBIT) of C$5.8 billion (US$4.4 billion).

The Merger Agreement

The Merger Agreement, dated as of September 5, 2016, is by and among Enbridge, Spectra Energy and Sand Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Enbridge (“Merger Sub”). Pursuant to the provisions of the Merger Agreement, as soon as practicable on the closing date, Merger Sub shall be merged with and into Spectra Energy (the “Merger”) in accordance with the provisions of the General Corporation Law of the State of Delaware, and the separate corporate existence of Merger Sub shall thereupon cease. Spectra Energy shall be the surviving corporation in the Merger. Following the Merger, Spectra Energy shall be a direct wholly-owned subsidiary of Enbridge and the separate corporate existence of Spectra Energy shall continue unaffected by the Merger, except as set forth in the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), each common share of Spectra Energy issued and outstanding immediately prior to the Effective Time, other than Spectra Energy common shares owned directly by Enbridge, Merger Sub or Spectra Energy, shall automatically be converted into, and become exchangeable for, 0.984 of a validly issued, fully paid and non-assessable common share of Enbridge.

A copy of the Merger Agreement is available on the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com.

Leadership, Governance and Structure

Upon closing of the Transaction, Al Monaco will continue to serve as President and Chief Executive Officer of the combined company. Greg Ebel will serve as non-executive Chairman of Enbridge’s Board of Directors.

Enbridge’s Board of Directors is expected to have a total of 13 directors consisting of 8 members designated by Enbridge, including Mr. Monaco, and 5 members designated by Spectra Energy, including Mr. Ebel.

The senior management team of the combined entity will be communicated in due course. On closing, the following appointments will take effect:

Guy Jarvis, President, Liquids Pipelines & Major Projects

Bill Yardley, President, Gas Transmission & Midstream

John Whelen, Executive Vice President & Chief Financial Officer

The headquarters of the combined company will be in Calgary, Alberta. Houston, Texas will be the combined company’s gas pipelines business unit center; Edmonton, Alberta will remain the business unit center for liquids pipelines, with gas distribution continuing to be based in Ontario.

On closing, the Enbridge common shares to be issued in connection with the Transaction will be listed on the TSX and NYSE. Spectra Energy’s common shares will be delisted from the NYSE.

Enbridge expects it will divest of approximately $2 billion of non-core assets over the next 12 months to provide additional financial flexibility.

Timing and Approvals

The Transaction is expected to close in the first quarter of 2017 subject to the receipt of both companies’ shareholder approvals, along with certain regulatory and government approvals, including compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval under Competition Act (Canada), and the satisfaction of other customary closing conditions.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, please contact Tyler W. Robinson, Vice President, Corporate Secretary at (403) 231-5935.

Item 9    Date of Report

September 7, 2016.

FORWARD-LOOKING INFORMATION

This material change report includes certain forward looking statements and information (“FLI”) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this material change report contains FLI pertaining to, but not limited to, information with respect to the following: the terms of the Transaction; the completion of the steps contemplated in the Merger Agreement; future business prospects and performance; anticipated benefits of the Transaction; potential asset dispositions; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by this

FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this material change report is expressly qualified in its entirety by these cautionary statements.